Exhibit 17.1

From: William Rueckert

Date: June 2, 2020 at 8:26:16 AM EDT

To: Roger Stoll

Cc: John Sylvester, Elizabeth Czerepak, Gil Aharon, Steven Salamon

Subject: Delcath Systems, Inc.

Dear Roger,

Effective immediately, I resign as a director of Delcath Systems, Inc. The recent moral, ethical and civil behavior in the board discussions and deliberations are not consistent with the standards I believe in. The dismissal of Marco from the board and the withholding of rightfully earned compensation from the senior executives are both bad decisions that were the result of tactics that I can no longer tolerate.

Sincerely,

William D. Rueckert